Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Registration No. 333-213764)

Date: September 26, 2016

Spectra Energy + Enbridge = Enbridge Inc.

With the recent announcement of the agreement for a transformational merger of Spectra Energy and Enbridge, we’re hearing frequent use of the terms “M&A,” “merger,” and “combination.” We thought a few definitions and some additional information may help.

Mergers vs. Acquisitions

The term M&A refers to “mergers and acquisitions” and generally refers to transactions where two companies combine or one company acquires another company or all or a portion of its assets.

A merger refers to the combination of two companies into one company, with the combined company continuing as a single company after the closing of the transaction, while an acquisition refers to the purchase by one company of another company or all or a portion of its assets. In an acquisition of assets (including ownership interests of a subsidiary), generally both the acquiring company and the selling company continue as separately owned companies after the closing of the transaction. Often these terms are used interchangeably even though technically they mean different things.

Spectra Energy and Enbridge have entered into a merger agreement, under which Spectra Energy and Enbridge will combine in a stock-for-stock merger transaction, where each share of Spectra Energy Corp common stock will be exchanged for 0.984 shares of Enbridge Inc. common shares once the transaction closes. The proposed transformative transaction will create the premier energy infrastructure company in North America with unmatched scale and diversity.

We use the term combination as well to refer to the merger of Spectra Energy and Enbridge, as this term reflects two companies that have a shared vision and talented teams, dedicated to serving customers and providing the energy North America needs, safely and reliably every day.

Why Combine Companies?

Together with Enbridge, our combined company will have an asset base that includes a diverse set of best-in-class assets comprising crude oil, natural gas, and natural gas liquids pipelines, storage and midstream operations, a regulated gas distribution utility portfolio and renewable power generation.

This combination of assets and expertise will position the combined company to provide integrated services and first and last mile connectivity to key supply basins and demand markets. The compelling benefits to the combined company include:

•	Assets that are diversified and balanced between natural gas and crude oil;

•	Ownership of the highest quality natural gas and crude oil infrastructure assets in North America; and

•	A program of diversified organic growth projects that will be the largest and most secure in the industry.

In short, the combination of Spectra Energy and Enbridge provides step-change growth opportunities, scale and strength.

What Can I Expect?

This process will take time. We anticipate the transaction will close in the first quarter of 2017, subject to receipt of both Spectra Energy stockholder and Enbridge shareholder approvals, receipt of certain regulatory approvals, and other customary closing conditions. Between now and then, we will operate as two separate and independent companies and work together secure the necessary approvals for the combination and plan for the integration of the two companies.

As Greg Ebel mentioned in his note on September 7, integration planning will be coordinated by a joint steering committee led by Greg and Al Monaco, president and CEO of Enbridge. Steve Baker, president of Union Gas, and Laura Sayavedra, Spectra Energy’s treasurer, will partner with Karen Radford and Byron Neiles, integration leads at Enbridge, to achieve our common goals.

We will continue to communicate with you via the Source, email and employee and departmental town halls as we move through the transaction process and integration planning. If you have any questions about the proposed transaction, please talk with your manager or send them to enbridgetransaction@spectraenergy.com.

Finally, it’s important to remember that until the transaction closes, Spectra Energy and Enbridge remain separate and independent companies. Consequently, until the closing of the proposed transaction, we need to conduct Spectra Energy’s business in the ordinary and usual course. Please do not discuss the proposed transaction or any business or customer issues with any employees of Enbridge, unless such discussions are part of the coordinated efforts of the transition team established by the companies for integration planning purposes.

What’s My Role?

For now, it’s business as usual. Please remain focused on doing your job well at Spectra Energy by operating safely, reliably and executing with excellence.

Finally, please pass along any media inquiries by calling our media line at 713-627-4747.

These Source pages include certain forward looking statements and information about Spectra Energy, Enbridge and the proposed transaction. Such statements and information are not guarantees of future performance and you are cautioned against placing undue reliance on them. Additional information can be found in our press release and in the proxy statement and other documents to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

Important Additional Information

In connection with the proposed transaction, Enbridge has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of Spectra Energy and a preliminary Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra Energy will be submitted to Spectra Energy’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES FINAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Spectra Energy stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra Energy, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

Participants in the Solicitation

Enbridge, Spectra Energy, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra Energy’s directors and executive officers is available in Spectra Energy’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.